(a)(1)(H)
FORM OF EMAIL TO ELIGIBLE PARTICIPANTS FROM STOCK PLAN ADMINISTRATOR
REGARDING OFFER TO PURCHASE
COGNEX CORPORATION
Dear Fellow Cognoids,
On November 16, 2009, Cognex announced an offer to purchase certain underwater stock options in exchange for a cash payment. Under this program, you have the opportunity to sell your vested and unvested outstanding options with exercise prices equal to or greater than $23.00 per share to Cognex The offer started on the day of the announcement and will end at 5:00 p.m. eastern time on December 15, 2009 (unless otherwise extended).
The amount that we are offering to pay you for these option, which ranges from $0.05 to $3.42 per share, is provided on Schedule A of the Offer to Purchase that we filed on Schedule TO with the Securities and Exchange Commission and have posted on CognexUs. The offer is subject to numerous terms and conditions, which are contained in the Offer to Purchase, and we encourage you to review the Schedule TO, including its exhibits, and other offering materials before deciding to participate in the Offer.
If after reviewing the offering materials, you choose to participate in the Offer, you must complete, sign and date an election form, which is included in this email, and return it to Cognex’s Treasury Department so that it is received before the offer expires at 5:00 p.m. eastern time on December 15, 2009 (unless otherwise extended). Delivery of the signed and completed form must be made by one of the following three methods:
•	Scan and email to Treasury@cognex.com

•	Fax to (508) 650-3324

•	Mail to Cognex Corporation, One Vision Drive, Natick, MA 01760, Attention: Sheila DiPalma.
If you wish to change your election prior to the offer expiration, you should complete and submit a new election form. If you decide to withdraw a previous election in its entirety, you will need to complete a withdrawal form, which is available on CognexUs or can be requested from Treasury@cognex.com.
As a reminder, your outstanding stock options are listed in your OptionsLink account on ETrade.com. Information on how to access your OptionsLink account as well as other ETrade.com facts is posted on CognexUs.
Cognex Corporation makes no recommendations as to whether or not you should participate in the Offer. The decision to participate is an individual one that should be based on a variety of factors. You should consult your personal advisors about your personal financial or tax circumstances.

All questions regarding the Offer or the offering materials should be made by email to Cognex’s Treasury Department at Treasury@cognex.com. If you need immediate assistance, you can contact Sheila DiPalma by email to Sheila.DiPalma@cognex.com or by telephone at (508) 650-3356.